SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant /X/
Filed by a Party other than the Registrant / /

Check the appropriate box:
/ /   Preliminary Proxy Statement
/ /   Definitive Proxy Statement
/x /   Definitive Additional Materials
/ /   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

INTEGRATED ALARM SERVICES GROUP, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/   No Fee Required.

1) Title of each class of securities to which transaction applies:
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2) Aggregate number of securities to which transaction applies:
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3) Per unit price or other underlying value of transaction computed pursuant to
Exchange Act Rule 0-11:*
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4) Proposed maximum aggregate value of transaction:

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

1) Amount previously paid: _____

2) Form, Schedule or Registration No. _____

3) Filing party: _____

4) Date filed: _____

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*Set forth the amount on which the filing fee is calculated and state how it was determined.

Explanatory note: This amendment to our definitive Proxy Statement relates to the elimination of one director originally scheduled to stand for re-election.



99 Pine Street, 3rd Floor
Albany, New York 12207

ADDENDUM TO DEFINITIVE PROXY STATEMENT

NOTICE OF CHANGE OF DIRECTORS TO BE ELECTED AT ANNUAL MEETING
TO BE HELD ON AUGUST 16, 2005

Dear Stockholder:

This Addendum supplements our Notice of Annual of Stockholders and Proxy Statement, dated July 15, 2005 and sent to you under separate cover along with the 2004 annual report and proxy card. R. Carl Palmer, one of our current directors, has chosen not to stand for reelection. As a result of such decision and assuming approval of our slate of directors, our board will consist of seven directors, a majority of whom are "independent" as determined under the rules of the NASDAQ Stock Market. We have made no other changes to our Proxy Statement, dated July 15, 2005. Mr. Palmer may rejoin the board at a later date if the number of independent directors is increased.

Enclosed with this Addendum is a revised proxy card and return envelope. Please use this proxy card to vote your shares. The only change with the proxy card is the removal of Mr. Palmer as a nominee to the Board of Directors.

We wish to thank our stockholders for their participation and continued support.

/s/ Timothy M. McGinn
Timothy M. McGinn
Chairman and Chief Executive Officer

Dated: July 27, 2005